

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2023

Eva Yuk Yin Siu
Chairlady of the Board & CEO
Neo-Concept International Group Holdings Ltd
10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong
Kowloon, Hong Kong

> **Re: Neo-Concept International Group Holdings Ltd**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed November 16, 2023**
> **File No. 333-275242**

Dear Eva Yuk Yin Siu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. We note your response to prior comment 1 and reissue. Please revise to reinsert Hong Kong in the definition of China, consistent with prior comment 1 of our letter dated November 7, 2022, which asked you to revise the definition of the PRC or China to include Hong Kong and Macau. Noting that Hong Kong should be included in the definition of China, please clarify your statements on the cover page that the company and its subsidiaries have no material operations in the PRC and that the group has no operations in China. Please make sure that you use consistent terms throughout the prospectus.

Please contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Henry Schlueter